UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______________ to ________________

Commission file number 1-7819

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

One Technology Way
Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
Years ended December 31, 2013 and 2012

Contents

•	Report of Independent Registered Public Accounting Firm.

Financial Statements

•	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012.
•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013
and 2012.
•	Notes to Financial Statements.

Supplemental Schedule

•	Schedule H-Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013.

Exhibits

•	Consent of Independent Registered Public Accounting Firm, filed herewith.

Report of Independent Registered Public Accounting Firm

The Administrative Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Analog Devices, Inc. The Investment Partnership Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 19, 2014

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$1,086,563,457	$906,744,605
Notes receivable from participants	8,995,688	8,879,751
Net assets available for benefits	$1,095,559,145	$915,624,356

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2013 and 2012

	2013	2012
Additions
Investment income:
Net appreciation in fair value of investments	$147,329,758	$74,104,391
Dividends, interest and capital gains distributions	27,728,813	22,218,208
Net investment income	175,058,571	96,322,599

Interest income on notes receivable from participants	361,736	378,548

Contributions:
Employer	23,100,730	22,455,569
Participant	30,252,619	30,358,209
Rollover	1,379,404	5,177,756
Total contributions	54,732,753	57,991,534
Total additions	230,153,060	154,692,681

Deductions
Benefit payments	(50,218,271)	(39,750,872)
Net increase in net assets available for benefits	179,934,789	114,941,809

Net assets available for benefits at beginning of year	915,624,356	800,682,547
Net assets available for benefits at end of year	$1,095,559,145	$915,624,356

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

A. Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. The Administrative Committee (the “Committee”) is responsible for the administration of the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective upon the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. Basic contributions are made at the sole discretion of the Company. For 2013 and 2012, the Company made annual basic contributions of 5% of each participant’s total eligible compensation. The Internal Revenue Code limited total eligible compensation to an amount not to exceed $255,000 and $250,000 for 2013 and 2012, respectively. For 2014, this limitation will increase to $260,000. In addition to the basic contribution, the Company matches each participant's pre-tax contribution, if any, by contributing an amount equal to 100% of the first 2% of total eligible pay contributed on a pre-tax basis plus 50% of the next 2%, not to exceed 3% of such participant's total pre-tax eligible compensation. A participant may elect to contribute up to 50% of his or her pre-tax total eligible compensation to the Plan; however, in 2013 and 2012 pre-tax contributions were limited to $17,500 and $17,000, respectively. This amount will stay at $17,500 for 2014. Eligible participants are automatically enrolled in the Plan after sixty days from their employment commencement date, unless they affirmatively decline to participate. If a participant is automatically enrolled, a participant’s pre-tax deferral is set at 4% of pre-tax eligible compensation.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

4. Investment Options. The investment options of the Plan as of December 31, 2013 are listed below.

Analog Devices Common Stock
AlphaSector Premium Fund
Columbia Dividend Income Fund
Fidelity Diversified International Fund
Fidelity Equity-Income Fund
Fidelity Freedom K Income Fund
Fidelity Freedom K 2000 Fund
Fidelity Freedom K 2005 Fund
Fidelity Freedom K 2010 Fund
Fidelity Freedom K 2015 Fund
Fidelity Freedom K 2020 Fund
Fidelity Freedom K 2025 Fund
Fidelity Freedom K 2030 Fund
Fidelity Freedom K 2035 Fund
Fidelity Freedom K 2040 Fund
Fidelity Freedom K 2045 Fund
Fidelity Freedom K 2050 Fund
Fidelity Growth Company Fund
Fidelity Institutional Money Market Fund
Fidelity Low-Priced Stock Fund
Hotchkis and Wiley Mid-Cap Value Fund
Oppenheimer Developing Markets Fund
Royce Low-Priced Stock Fund
Spartan 500 Index Fund
Spartan International Index Fund
Spartan U.S. Bond Index Fund
Templeton Foreign Fund
Vanguard Inflation-Protected Securities Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund

Additionally, participants have the option to invest assets in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

5. Vesting. Participant contributions: Participants are immediately 100% vested in their contributions plus actual earnings thereon.

Company Contributions: Company basic and match contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of three years of service with the Company, (ii) attaining age 65 while employed by the Company, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company due to job elimination, the closing of a facility or as the result of the disposition of a business unit.

6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant's vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant's vested benefits are less than $1,000 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. A participant may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. Notes Receivable from Participants. Participants may borrow the lesser of 50% of their vested account balance, as defined by the plan, or $50,000. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. The interest rate on loans is set quarterly and remains fixed for the duration of the loan. The interest rate is Prime plus 1% for all loans (4.25% at December 31, 2013 and 2012).

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for participant and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Unallocated forfeiture balances as of December 31, 2013 and 2012 were $115,968 and $167,798, respectively, and forfeitures used to reduce Company contributions for 2013 and 2012 were $300,852 and $561,697, respectively. All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant's account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant's account balance is invested in one or more of the investment options depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in a Fidelity Freedom K Fund, based on their projected retirement time frame. Participants may change this election at any time.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

B. Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Notes receivable from participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments. Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Plan management is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. Plan management applies a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels and bases the categorization of investments within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.   The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note E for further discussion and disclosures related to fair value measurements.

4. Contributions. Contributions from participants are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

5. Investment income. Net investment income consists of dividends, interest and capital gains distributions, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

All dividends, interest and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

6. Income tax status. The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 10, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Committee

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. Related Party. Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR) Corporation. FMR Corporation is a related party to the trustee and recordkeeper of the Plan and therefore these transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules under ERISA. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $5,400 and $4,361for the years ended December 31, 2013 and 2012, respectively.

The Plan also offers the Analog Devices Common Stock investment option. This investment option is designed for investment in the common stock of the Company. In addition, some of the other investment options in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan recorded dividend income from Analog Devices Stock of $2,661,545 and $2,922,790, respectively.

Notes receivable from participants also qualify as party-in-interest transactions.

8. Administrative expenses. The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts. All other administrative expenses of the Plan are paid by the Company.

9. Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

10. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

C. Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

D. Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012
Fidelity Institutional Money Market Fund	$153,092,034	$149,585,648
Fidelity Growth Company Fund	$120,786,163	$88,553,327
Analog Devices Common Stock	$95,059,714	$90,039,385
Spartan 500 Index Fund	$78,562,770	*
Fidelity Low-Priced Stock Fund	$61,651,417	*
Spartan U.S. Bond Index Fund	*	$52,775,984
*The balance is less than 5% of the Plan’s net assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2013	2012
Common stock	$29,453,475	$19,210,863
Mutual funds	115,002,422	48,662,828
Collective trust funds	1,448,837	2,788,242
Commingled funds	1,507,229	3,200,326
Bonds	(130,945)	16,760
Others	48,740	225,372
Net appreciation in fair value of investments	$147,329,758	$74,104,391

E. Fair Value Measurement

Plan management establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

(contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. As of December 31, 2013 and 2012, the Plan held no level 3 investments.

The fair values, by level within the fair value hierarchy, of the Plan’s investments at December 31, 2013 and December 31, 2012 are measured as follows:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments:
Domestic	$432,550,481	$—	$432,550,481
International	76,971,338	—	76,971,338
Short Term Investments	153,092,034	—	153,092,034
Lifecycle Funds	129,753,400	—	129,753,400
Bond Investments	75,959,432	—	75,959,432
Total Mutual Funds	868,326,685	—	868,326,685
Analog Devices Stock	95,059,714	—	95,059,714
Self-directed Brokerage Account:
Equity Investments	59,131,313	—	59,131,313
Cash and Cash Equivalents	33,473,201	—	33,473,201
Mutual Funds	21,340,061	—	21,340,061
Corporate Bonds	807,873	—	807,873
Government Bonds	637,849	—	637,849
Other	1,741,981	—	1,741,981
Total Self-directed Brokerage Account	117,132,278	—	117,132,278
Collective Trust Fund	—	6,044,780	6,044,780
Total Investments at Fair Value	$1,080,518,677	$6,044,780	$1,086,563,457

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds:
Equity Investments:
Domestic	$304,570,284	$—	$304,570,284
International	60,526,581	—	60,526,581
Short Term Investments	149,585,648	—	149,585,648
Lifecycle Funds	104,458,947	—	104,458,947
Bond Investments	90,741,421	—	90,741,421
Total Mutual Funds	709,882,881	—	709,882,881
Analog Devices Stock	90,039,385	—	90,039,385
Self-directed Brokerage Account:
Equity Investments	46,704,486	—	46,704,486
Cash and Cash Equivalents	28,598,233	—	28,598,233
Mutual Funds	19,850,949	—	19,850,949
Corporate Bonds	852,750	—	852,750
Government Bonds	618,557	—	618,557
Other	1,747,788	—	1,747,788
Total Self-directed Brokerage Account	98,372,763	—	98,372,763
Collective Trust Fund	—	2,788,242	2,788,242
Commingled Fund	—	5,661,334	5,661,334
Total Investments at Fair Value	$898,295,029	$8,449,576	$906,744,605

Mutual Funds, Common Stocks and Bonds: valued based on quoted market price on which the securities are traded.

Collective Trust Fund: The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. The AlphaSector Premium Fund was the only collective trust fund held by the Plan. The fund's strategy is to create long-term shareholder value through an investment approach designed to provide relative out-performance in rising markets and significant risk controls in declining markets. There are no restrictions on redemption.

Commingled Fund: valued at redemption price on the last business day of the plan year, where value is based on the fair value of the underlying assets held by the fund. As of December 31, 2013 the Plan did not have any holdings in commingled funds. As of December 31, 2012, the Pyramis Large Cap Core Commingled Pool was the only commingled fund held by the Plan. The funds’ strategy is to provide investment results that correspond to the total return performance of common stock publicly traded in the United States. There are no restrictions on redemption.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2013

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

	Shares	Current Value
Description of Investment:
Mutual Funds:
Fidelity (1) Institutional Money Market Fund	153,092,034	$153,092,034
Fidelity (1) Diversified International Fund	811,415	29,892,516
Fidelity (1) Equity-Income Fund	770,564	45,216,681
Fidelity (1) Freedom K Income Fund	514,969	6,159,035
Fidelity (1) Freedom K 2000 Fund	140,681	1,719,119
Fidelity (1) Freedom K 2005 Fund	40,551	545,012
Fidelity (1) Freedom K 2010 Fund	712,024	9,989,693
Fidelity (1) Freedom K 2015 Fund	448,300	6,383,789
Fidelity (1) Freedom K 2020 Fund	1,518,339	22,592,818
Fidelity (1) Freedom K 2025 Fund	1,180,506	18,309,643
Fidelity (1) Freedom K 2030 Fund	1,683,178	26,695,204
Fidelity (1) Freedom K 2035 Fund	517,881	8,482,887
Fidelity (1) Freedom K 2040 Fund	878,974	14,476,703
Fidelity (1) Freedom K 2045 Fund	457,081	7,678,966
Fidelity (1) Freedom K 2050 Fund	398,372	6,720,531
Fidelity (1) Growth Company Fund	1,008,990	120,786,163
Fidelity (1) Low-Priced Stock Fund	1,247,499	61,651,417
Columbia Dividend Income Fund	739,570	13,556,323
Hotchkis and Wiley Mid-Cap Value Fund	1,044,900	42,433,403
Oppenheimer Developing Markets Fund	189,686	7,124,591
Royce Low-Priced Stock Fund	709,589	9,657,507
Spartan 500 Index Fund	1,199,622	78,562,770
Spartan International Index Fund	516,281	20,997,128
Spartan U.S. Bond Index Fund	3,852,809	43,767,947
Templeton Foreign Fund	2,311,842	18,957,103
Vanguard Inflation-Protected Securities Fund	1,450,431	15,040,968
Vanguard Mid-Cap Index Fund	1,112,639	33,468,175
Vanguard Short-Term Bond Index Fund	1,634,939	17,150,517
Vanguard Small-Cap Index Fund	516,373	27,218,042
		$868,326,685

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

	Shares	Current Value
Description of Investment (Continued):
Common Stock:
Analog Devices(1)	1,866,438	$95,059,714

Participants Self-Directed Brokerage Accounts		117,132,278

Collective Trust Funds:
AlphaSector Premium Fund	436,131	6,044,780

Notes Receivable from Participants (1) (2)		8,995,688

		$1,095,559,145

(1) Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2013 bears interest at rates ranging from 3.3% to 10.0%, with terms ranging 1 year to 20 years.

Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(the Plan)

	By:	/S/ DAVID A. ZINSNER
David A. Zinsner
Vice President-Finance and Chief Financial
Officer of Analog Devices, Inc.
Date: June 19, 2014